Exhibit 99.1

NiCE Named a Leader in the IDC MarketScape for Worldwide Agentic Contact Center-as-

a-Service Platforms

NiCE's unified platform advantage in operationalizing agentic AI across the end-to-end customer journey

Hoboken, N.J., 1 October 2026 – NiCE (Nasdaq: NICE) today announced it has been positioned in the Leaders category in the IDC MarketScape: Worldwide Agentic Contact Center–as-a-Service Platforms 2026 Vendor Assessment (doc #US54117326, August 2026). We believe NiCE's position underscores the strength of its unified CX AI platform, bringing CXone and NiCE Cognigy together to orchestrate every interaction across AI agents, human agents and enterprise workflows. This unified approach enables organizations to move beyond isolated AI deployments and operationalize agentic AI across the customer journey with the context, governance and scale enterprises require.

The IDC MarketScape recognized NiCE for the following strengths:

•	Feedback-driven road map process. A structured approach to incorporating customer feedback and telemetry into the product road map supports a customer-informed innovation narrative.

•	Human-AI back-office collaboration and coaching tools. Both are fully supported, reinforcing a well-rounded automation and workforce enablement story that spans the interaction life cycle from AI-assisted efficiency gains in non-real-time workflows to the structured development of agents that handle interactions AI doesn’t fully automate. For buyers evaluating platforms holistically rather than feature by feature, this combination signals that NiCE’s investment in AI extends beyond the live interaction into the broader operational and people management fabric of the contact center.

•	Knowledge governance. Full support for versioning, approval workflows, and access control reflects a compliance-ready knowledge management approach suited to regulated or highly structured environments

To learn more about why NiCE was positioned as a Leader, click here for the excerpt.

“As organizations evaluate contact center platforms for the agentic AI era, they need to look beyond individual AI capabilities to how effectively a platform can orchestrate AI and human work across the customer journey,” said Michelle Morgan, Research Manager, AI-Enabled Sales, Customer Service and Contact Center Strategies, IDC. “NiCE’s position as a Leader reflects strengths in areas that are increasingly important to that equation, including human-AI collaboration and governed knowledge management, as enterprises look to operationalize agentic AI across customer experience.”

NiCE continues to advance its strategy to lead the agentic CX era. The company's 2025 acquisition of NiCE Cognigy brought together category-leading conversational and agentic AI with the interaction data, orchestration and enterprise scale of CXone. The result is a unified platform that enables organizations to accelerate AI innovation across voice and digital channels and turn it into measurable customer and business outcomes.

"For technology leaders, the question is no longer simply where to deploy AI, but how to make it a trusted and connected part of customer experience at enterprise scale," said Jeff Comstock, President, CX Product & Technology, NiCE. "We believe our position as a Leader reflects the advantage of one unified CX AI platform, with NiCE Cognigy and CXone bringing together AI agents, human expertise, interactions, data, knowledge and workflows. This gives enterprises the foundation to accelerate AI innovation, orchestrate every interaction and deliver measurable outcomes across the customer journey."

About the IDC MarketScape

IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of technology and service suppliers in a given market. The research utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each supplier’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of technology suppliers can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective suppliers.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.